DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

December 19, 2006

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
DEC 27 2006
213
SECTION

Dear Sirs/Mesdames:

Re: News Release dated December 19, 2006

Enclosed is a copy of our News Release dated December 19, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

06019593

Adolf A. Petancic
President

PROCESSED
JAN 05 2007
THOMSON
FINANCIAL

Enclosure

C:\Dentonia\Form\Sec-news.doc

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

December 19, 2006 For Immediate Release

IS THIS ONE OF BROS. GRIMM'S FAIRY TALES?

The above question refers to Kettle River's and Peregrine's news releases, and Will Purcell's article of December 14, 2006, in Stockwatch.

The relationship among the WO Diamond Project Joint Venture Partners is governed by an Agreement dated December 6, 2002, as amended, provides for the operator, Peregrine, to submit budgets, make cash calls, and the agreement provides for an hiatus 60 days in which to elect to participate, and another 60 days in which to pay, 120 days in total.

The issue before DHK is from what date or dates do the 120 days run. An initial budget was proposed in July 2006, then again in August 2006, then again in October, 2006. The fact is the R.C. drilling did not commence until December 6, 2006. What is the effective date of the fall cash call? Dentonia does not accept Peregrine's or Will Purcell's interpretation.

A minor matter is Larry Widmer's statement that Kettle River proposed to make the entire DHK payment, no such proposition was ever made, referring to Kettle River's financial statement of July 31, 2006 indicates a cash balance of $60,575 in its accounts, insufficient to make such a payment; the payment of $1,049,762.35 made to DHK was a loan from Peregrine and upon Kettle River's instruction was repaid by DHK to Peregrine.

Dentonia, however, had a cash balance or equivalent balance of approximately $2,800,000 in its accounts, in September 2006, $800,000 of which were flow-through funds. These flow-through funds could not be expended on the WO Diamond Project under the current legal structure, Dentonia being a shareholder of DHK had no direct interest in the WO Diamond Project.

Upon the advice by tax lawyers, the 3 shareholders of DHK, namely Dentonia, Horseshoe, and Kettle River, with the explicit consent and urging of Kettle River, Larry Widmer, proceeded to retain a law firm, legal fees were paid, and the 3 shareholders entered into negotiations.

A Farmout agreement was drafted, which, if concluded, would have enabled Dentonia to apply all or part of its flow-through funds, and Dentonia could have raised further flow-through funds in time to make all of its pro rata contributions to the exploration of WO Diamond Project. However, in November 2006, Kettle River entered into a Stand-Still agreement with Peregrine, preventing the conclusion of the Farmout agreement without Peregrine's consent, according to Kettle River, such consent was not given.

Dentonia takes the position that Kettle River negotiated in bad faith, and the actions of Peregrine constituted a tortious and oppressive interference in the affairs of DHK, and in these negotiations, and as reported earlier, Dentonia is seeking legal advice on these matters.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"
Adolf A. Petancic
President

DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

December 14, 2006

File #82-627
SEC MAIL RECEIVED PROCESSING
DEC 27 2006
WASH. D.C. 213 SECTION

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated December 14, 2006

Enclosed is a copy of our News Release dated December 14, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

December 14, 2006 For Immediate Release

REDUCTION IN INTEREST

In reply to Peregrine's news release of December 13, 2006, as repeated by Kettle River Resources Ltd., Dentonia Resources Ltd. ("Dentonia") rejects the assertion contained in their news releases and has retained legal counsel for advice.

Dentonia's legal claim will primarily be based on the concept of tortious interference; negotiation were underway to complete a Farm-out Agreement among the three shareholders of DHK to enable each shareholder to obtain flow-through funding, interfered with by Peregrine under the terms of a Standstill Agreement between Kettle River and Peregrine.

The Farm-out Agreement was being drafted by tax lawyers and would have met the requirements of Canada Income Tax Act.

In addition, the cash calls, as stated, were not made, different dates, different amounts.

Remedies to be sought will be the dissolution of DHK, restoring Dentonia's direct interest to 6.666%, in the WO Diamond Project, damages for bad faith or lack of good faith, and punitive, exemplary and aggravated damages.

Atkinson Gold Project, Lipton Claim Block, Detour Lake Mine Area, Porcupine Mining Division below James Bay, Ontario

Dentonia has requested bids for an airborne geophysical survey to be carried out on its Lipton claim, covering an area of approximately 95 square kilometer.

As advised in its news release of December 7, 2006, Dentonia completed 10 diamond drill holes, 1,531 meters in total, over an area of 200m by 200m., which intersected 2 gold mineralized sub-parallel zones. The upper zone ranges from approximately 10 meters to approximately 100 meters below surface.

The upper zone is referred to as the MI zone and the gold mineralization was intersected in 7 holes in the fall program and ranges in thickness from 1 meter to approximately 9 meters with gold grades ranging from 0.24 g/t to 85.51 g/t. The majority of the intersects are less than 2 g/t gold. The high grade intersect had a core length of 1 meter.

The second zone, referred to as the contact zone, approximately 60 meters below the MI or upper zone, was intersected in 25 drill holes completed by Dentonia and previous operators, with a thickness from 1 meter to approximately 10 meters, with grade ranging from 0.25 g/t gold over a core length of 1 meter, to 14.4 g/t gold over a core length of 7.7 meters.

Thomlinson Creek Molybdenum Prospect, near Hazelton, Central British Columbia

As advised on November 1, 2006, drilling at the Thomlinson Creek Prospect started on October 10, 2006, was suspended on October 26, 2006, due to weather conditions.

The three (3) drill holes, a total of 836.9 meters of NQ core was completed and assays for 406 samples are pending.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic
President

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